Room 4561

	February 8, 2006

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re:	Vital Products, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2 filed
January 20, 2006
	File No. 333-127915

Dear Mr. Levine:

      We are in receipt of your amended registration statement filed
January 20, 2006. We, however, have deferred review of your filing pending resolution of the following comments.

Amendment No. 2 to Registration Statement on Form SB-2

1. We read your response to comment 1 of our letter dated October
14,
2005. We acknowledge that you have provided updated financial statements pursuant to Item 310(g). It is not clear, however, why the historical financial statements (including those of the predecessor, as previously filed) have been removed. Please clarify.

2. We read your response to comment 2 of our letter dated October
14,
2005. We do not however see where you have responded to our comment in its entirety. Please provide us with a narrative discussion detailing the course of events (i.e., acquisition of the assets from
On the Go Healthcare), and provide us with an in-depth analysis of the accounting transactions that transpired as a result of the acquisition. Your analysis should cite the specific authoritative literature you used to support your accounting conclusions. We may have further comments.

3. Considering the comment above, please provide us with a detailed analysis (using both qualitative and quantitative factors) of EITF 02-11 and APB 29 as it relates to the acquisition and the basis of your accounting (i.e., fair value) considering the fact that the shareholders of Vital Products were and continue to be shareholders of On the Go Healthcare.
In addition, please ensure that the disclosure within management`s discussion and analysis beginning on page 18 is in accordance with
Item 303 of Regulation S-B and Financial Reporting Codification
Section 501.04. Additional guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

4. We refer you to your statement on page 20 that the note to On the
Go Healthcare for the assets you acquired has not been executed. As such note represents 75 percent of the consideration for the acquisition of the childcare division of On the Go Healthcare, please explain to us how the transaction was closed in light of your deficiency in paying a substantial portion of the consideration for the acquisition. Please also advise us why such note has not been filed as an exhibit to the registration statement.

5. You state on page 20 that the note is due to be repaid upon the effectiveness of the registration statement. Please provide a complete discussion with respect to your capital resources and liquidity for the next 12 months particularly in light of your note obligation and cash requirements for operating your business.

6. We note that exhibits 10.1 and 10.2 to your registration statement relate to an equity line financing arrangement with Duchess Private
Equities. We further refer you to comment 1 of our letter dated September 2, 2005 questioning the validity of such equity line financing arrangement in your specific context. Please advise us of the status of this equity line financing arrangement.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Blaise Rhodes at (202) 551-3774, or Hugh
West
at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477 or me at (202) 551-3462 with any other
questions.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Amy Trombly, Esq.
	1163 Walnut Street, Suite 7
	Newton, Massachusetts 02461
	Telephone: (617) 243-0060
	Facsimile:  (309) 406-1426